[WSGR LETTERHEAD]

February 1, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tim Buchmiller

          RE: Solectron Corporation

                 Amendment No. 1 to Registration Statement on Form S-4
                      Registration No. 333-122032
                 Amendment No. 1 to Schedule TO-1
                      Registration No. 5-41005

Ladies and Gentlemen:

      On behalf of Solectron Corporation, a Delaware corporation (the “Company”), we hereby notify you that the company has electronically transmitted to you this afternoon (i) a conformed copy of Amendment No. 1 to the Company’s Registration Statement on Form S-4, initially filed on January 13, 2005 (Registration No. 333-122032) (as so amended, the “Registration Statement”), together with a copy of the exhibits being filed at this time, (ii) a conformed copy of Amendment No. 1 to the Company’s Schedule TO-I initially filed on January 13, 2005 (Registration No. 5-41005) (as so amended, the “Schedule TO”), and (iii) the Company’s response to your letter dated January 26, 2005 related to the Staff’s comments to the Registration Statement and the Schedule TO.

      In addition, we are providing you by courier with courtesy copies of each of the above referenced documents, together with exhibits, and a redlined version of both the Registration Statement and Schedule TO, each marked to show changes from the original filings.

      Please note that the company has paid the applicable filing fee payable to the Commission in the amount of fifty-two thousand nine hundred and sixty-five dollars ($52,965).

      Please contact the undersigned or Dan Weider at (650) 493-9300 with any questions relating to the Registration Statement or Schedule TO.

Very truly yours,

WILSON SONSINI GOODRICH &ROSATI
Professional Corporation

/s/ ALEXANDER E. KOLAR

Alexander E. Kolar

Enclosures

PALO ALTO      AUSTIN      NEW YORK      RESTON      SALT LAKE CITY      SAN DIEGO      SAN FRANCISCO      SEATTLE